FORM 4 ___Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden Hours per response .0.5

(Print or Type Responses)
Name and Address of Reporting Person* Zimmerman Michael E.	2.Issuer Name and Ticker or Trading Symbol The Montana Power Company (MTP)				6. Relationship of Reporting Person(s) to Issuer (check all applicable). Director 10% owner X Officer(give Other(specify title below) below) V.P. & General Counsel
(Last) (First) (Middle) 40 E. Broadway Street	3.I.R.S. Identification Number of Reporting Person, if any entity (Voluntary)	4.Statement for Month/Year 12/2000
(Street) Butte MT 59701		5.If Amendment Date of Original (Month/Year)			7.Individual or Joint/Group Filing (check applicable line). X Form Filed by One Reporting Person Form filed by More than One Reporting Person
(City (State) (Zip)	TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2.Transaction Date (Month/ Day/ Year)	3.Transaction Code (Instr. 8)		4.Security Acquired (A) or Disposed of (D) (Instr. 3, 4, & 5)			5.Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6.Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	or (D)	Price
Common Stock	12/13/00	M		200	A	$10.8125	(1) 5,690.453	D
Common Stock							(1) 7,752.656	I	BY TTEE RET & SAV PLAN (401K)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of

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FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derative Security (Instr.3)	2.Conver-sion or Exercise Price of Deri-vative Security	3.Trans-action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4,&5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 & 4)		8.Price of Deriv-ative Secur- ity (Instr. 5)	9.Number of Deriv- ative Secur- ities Benef- icially Owned at End of Month (Instr.4)	10.Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11.Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$38.6875						06/26/02	06/26/10	Common Stock	24,000		24,000	D
Stock Option	$11.3125						(3)	06/16/04	Common Stock	10,450		10,450	D
Stock Option	$11.2500						(4)	05/22/05	Common Stock	12,990		12,990	D
Stock Option	$10.8125	12/13/00	M			D	(5)	09/09/06	Common Stock	200		8,322	D
Stock Option	$18.0000						04/06/00	04/06/08	Common Stock	24,000		24,000	D
Stock Option	$35.3594						06/21/01	06/21/09	Common Stock	24,000		24,000	D

Explanation of Responses:

**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient,

See Instruction 6 procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Zimmerman, Michael E. 40 E Broadway Butte MT 59701-9394 The Montana Power Company (MTP) 12/2000

FORM 4 (continued) Explanation of Responses
Name:	Michael E. Zimmerman	Statement for Month/Year:	12/2000
	40 E Broadway	Issuer Name: The Montana Power Company
Butte MT 59701-9394

Note: 1	Includes .453 shares acquired through the Reinvestment of Dividends, and 1,240 shares transferred from indirect to direct ownership.
Note: 2	Includes 305.343 shares acquired under the Retirement and Savings Plan (401K) since August 2000, and 1,240 shares transferred from indirect to direct ownership.
Note: 3	Vesting began on 3/31/95 in three equal annual installments.
Note: 4	Vesting began on 1/1/96 in three equal annual installments.
Note: 5	Vesting began on 3/10/97 in three equal annual installments.